June 13, 2007

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Gary Newberry

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR
PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83.

This response letter omits confidential information that was delivered separately to the Division of Corporate Finance. The omissions are denoted with four asterisks (****).
Dear Mr. Newberry:
Cameco Corporation (the “Registrant”) — Form 40-F for Fiscal Year Ended December 31, 2006, File No. 1-14228
Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing on Form 40-F (the “Form 40-F”) in the letter dated May 29, 2007 (the “Comment Letter”) addressed to O. Kim Goheen.
We are writing to respond on behalf of the Registrant to comments contained in the Comment Letter. Our response was prepared in consultation with KPMG LLP, the Registrant’s external auditors. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.
Note 12 — Cigar Lake Remediation, page 17
1.	We note the write-down of assets, the additional development costs and the total construction costs for this project. Tell us:
•	the nature and amount of each item that comprises the asset write-down, and

•	how the amount of each asset write-down was determined.

Response
With respect to the items that comprise the asset write-down, a complete listing of the affected assets has been attached as Appendix A.
In terms of the process by which the amount of the asset write-down was determined, we conducted a thorough, item-by-item review and assessment of the assets comprising the Cigar Lake project. The review involved several members of the project’s engineering staff as well as accounting personnel.
Given that the affected assets were submerged in water hundreds of metres below the surface, it was impossible to inspect the assets to confirm the degree to which they had been damaged. Instead, a reasoned approach was taken and significant professional judgment was applied. For each discrete construction area, a listing of the assets was reviewed with the engineer responsible for that section of the mine. There were three main factors that contributed to the determination of the amounts to be written off:
1.	Intolerance to water — the electrical systems will have to be completely replaced and were written off completely. Mechanical equipment was written down by an amount equal to the estimated cost of refurbishing the asset, unless it was deemed to be unsalvageable.

2.	Water pressure — at the mine’s greatest depth of 480 metres, the water pressure is nearly 700 pounds per square inch. This is enough to penetrate seals and crush tires and hoses. Accordingly, an estimate of the value of such items was made and included in the write-down.

3.	Lead times for certain assets — where there is doubt as to the future utility of an asset and the lead time is known to be lengthy, the plan is to repurchase the asset to ensure project timelines are met. In such instances, the carrying amount of the asset was included in the write-down, net of any estimated salvage value.
The list of the impacted assets and the amounts to be written off were reviewed with the management team for the project prior to recording the write-down.
2.	We note your discussion of the five-phase plan to restore Cigar Lake in Exhibit 99.3. Tell us what consideration was given to loss contingencies related to this plan that would require disclosure in the financial statements.
Response
As noted in our response to question 1, we conducted a thorough review of the assets impacted by the water inflow and recorded a $15 million (Cdn) write-down representing our best estimate of the damage incurred. While it is possible that the actual amount of the damage could be different than the estimate, we believe that it is highly improbable that the amount of any such difference would be material.

Following the water inflow, the company completed a technical report in accordance with requirements under the Canadian Securities Administrators’ National Policy 43-101. In the course of completing this report, the company reviewed and revised the mining plan for Cigar Lake. The conclusion was that the mining of the orebody remains feasible and that no reserves had been lost as a result of the water inflow. Thus, we remain confident that we will be able to mine the orebody. As a result, it is our view that further disclosure of loss contingencies was not required.
Please note that we altered our financial disclosure timeline and delayed filing our 2006 Form 40-F to accommodate the completion of the Cigar Lake technical report. Uranium reserves and the recoverability of mineral properties are significant estimates used in the preparation of our financial statements. Prior to releasing our 2006 financial statements, we conducted a test of recoverability for Cigar Lake using information contained in the technical report and concluded there was no impairment.
Note 16 — Income Taxes, page 18
3.	You have disclosed that the biggest reason your provision for income taxes differs from computed taxes at the expected federal and provincial rates is due to lower tax rates applicable to your foreign subsidiaries. This is also reflected in the table of your pre-tax income and current and deferred income taxes. On a supplemental basis, tell us the foreign countries and the statutory tax rates for each that contribute to this differential.
Response
The table below illustrates the countries in which our foreign subsidiaries are located and the statutory tax rates applicable to each jurisdiction:
CONFIDENTIAL TREATMENT REQUESTED BY CAMECO CORPORATION PURSUANT TO 17 C.F.R. § 200.83 FOR INFORMATION IN THE FOLLOWING TABLE (the following information has been provided to the Commission separately on a confidential basis)

2006 Statutory
Country	Tax Rate
[ **** ]	[ **** ]
[ **** ]	[ **** ]
[ **** ]	[ **** ]
[ **** ]	[ **** ]
[ **** ]	[ **** ]
[ **** ]	[ **** ]
[ **** ].

The Registrant hereby acknowledges as follows:
•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Comments from Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your prompt attention to the filing. If you or any other member of the Staff has any further questions or comments concerning these responses or the Form 40-F, please do not hesitate to contact the undersigned at (306) 956-6256.
Yours very truly,
CAMECO CORPORATION
/s/  O. Kim Goheen

O. Kim Goheen
Senior Vice-President and Chief Financial Officer
c:	April Sifford, Securities and Exchange Commission Sandra Eisen, Securities and Exchange Commission Gerald W. Grandey, President and Chief Executive Officer, Cameco Corporation KPMG LLP

APPENDIX A
Cigar Lake Writedown
Amount and Nature of Writedown

	[*]	[**]
	Reason for	Amount
Asset	Writedown	Written Off	Comments
Underground (U/G) General Construction	1	30,814	U/G Electrical work
Freeze hole drilling	1	428,955	U/G Electrical and instrumentation
Jet Boring System	1, 3	2,315,166	High pressure pumps, electrical and instrumentation
High Pressure Pumping	1	111,453	Electrical for pumps
Freeze Pipe & Temp Hole	1	453,402	Electrical and installation for equipment to be replaced
U/G ROM Storage	1, 2	446,581	U/G monorail & beams and related electrical
U/G Elec Distribution	1	6,358,724	All U/G electrical equipment and installation costs
U/G Mobile Equipment	1, 3	3,085,588	Jumbos, transmixer, roofbolter, scoops and scoop tram
Mining Development System (MDS)	1, 3	10,148,071	MDS electrical, instrumentation and some parts, as well as refurbishment of same
U/G Grinding	1	196,969	Grinding & hoisting equipment - electrical & instrumentation
U/G Water Clarification & Recycle	1	606,433	All contract costs written off, as all will need to be redone
U/G Ore Slurry Hoisting	1	29,831	Electrical for pumps
Interconnecting system	1	2,584,192	All contract costs wo, as all will need to be redone
Primary Ventilation	2	211,434	Fans and ventilation doors
Secondary Ventilation	2	106,346	Vent ducts and other equipment
Auxiliary Ventilation system	2	437,752	Vent ducting and fans
Mine Dewatering	1	308,098	Sump pumps and related electrical
Shaft Freeze Pipe	1	512,891	Brine and insulation for piping
U/G Heat Exchanger Eq	1	370,725	Electrical for heating equipment
U/G Secondary Brine Eq	1	889,919	Insulation of piping and related labour to install
U/G Mtce & Support Facilities	1	486,654	Refuge station supplies and maintenance parts and related electrical for the areas
U/G Waste Rock Handling	1, 3	135,723	Hydraulic boom and waste rock feeder
Eng/Geol Equipment	1	129,523	Electrical and instrumentation
CCTV & Voice Communication	1	310,453	U/G wireless communication system installation and equipment

Total amount to be written off		30,695,699

Cameco share of write off	50.025%	15,355,523

*	Reason for writedown:
1	Intolerance to water

2	Water pressure

3	Lead time for certain assets

**	Amounts were determined through review of detailed cost listings in conjunction with engineers responsible for construction in each area. Through discussion, items were identified as underground and un-recoverable. Items which were determined to require replacement, once access to underground be re-established were flagged for write-off on an item-by-item basis. All amounts in underground cost centres were reviewed using this process.